Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the reference to our firm under the caption "Experts" in the Registration Statement (Form S-3) and related Prospectus of Groupon, Inc. for the registration of common stock, preferred stock, debt securities, warrants, subscription rights, stock purchase contracts, and stock purchase units and to the incorporation by reference therein of our report dated February 15, 2017 (except for Notes 1, 3 and 18, as to which the date is May 17, 2017), with respect to the 2016 and 2015 consolidated financial statements and schedule presented on a comparative basis with the 2017 consolidated financial statements and schedule of Groupon, Inc. included in its Annual Report (Form 10‑K) for the year ended December 31, 2017, filed with the Securities and Exchange Commission.

/s/ ERNST & YOUNG LLP
Chicago, Illinois
February 14, 2018